Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

(Amounts in thousands of Pesos)

	December 31,
	2013		2012		2011	2010		2009
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	942,817		981,425		1,038,288	983,801		1,266,354
Portion of rent expense representative of interest factor (A)	74,577		68,670		81,399	131,526		181,585

Fixed charges	1,017,394		1,050,095		1,119,687	1,115,327		1,447,939

Earnings:
Pretax income from continuing operations	(483,252)		(607,053)		497,378	(767,737)		(1,115,701)
Less:
Non-controlling interest	4,985		5,338		12,539	20,814		18,645
Equity investee (income) loss	—		—		—	1,719		2,581
Fixed charges	1,017,394		1,050,095		1,119,687	1,115,327		1,447,939
Less:
Capitalized interest
Earnings	529,157		437,704		1,604,526	325,057		311,012

Ratio of earnings to fixed charges	(N/A	)(B)	(N/A	)(B)	1.43	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)	Due to the registrant’s loss in 2013, 2012, 2010 and 2009, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $488.2 million, $612.4 million, $790.3 million, and $1,136.9 million, respectively to achieve a coverage ratio of 1:1.